FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                              As of August 5, 2005



                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)


                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)


               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                              Form 20-F X    Form 40-F
                                       ----             ----

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                     Yes      No
                                        ----      -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its results for the second quarter of 2005.



Tenaris Announces 2005 Second Quarter Results


    LUXEMBOURG--(BUSINESS WIRE)--Aug. 4, 2005--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN)

    -- The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

    Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) ("Tenaris") today announced its results for the quarter ended June 30, 2005 with comparison to its results for the quarter ended June 30, 2004.


Summary of 2005 Second Quarter Results

                                Q2 2005  Q2 2004  Increase/(Decrease)
                                -------- -------- -------------------
Net sales (US$ million)         1,744.3    996.8          75%
Operating income (US$ million)    490.6    153.7         219%
Net income (US$ million)(a)       341.6    129.0         165%
Shareholders' net income
 (US$ million)                    313.5    127.3         146%
Earnings per ADS (US$)             2.65     1.08         146%
Earnings per share (US$)          0.265    0.108         146%
Avg. number of shares (million) 1,180.5  1,180.5
EBITDA(b) (US$ million)           542.4    201.7         169%
EBITDA margin (% of net sales)       31%      20%


(a) As required by IAS 1 (revised) as from January 1, 2005, the income for the period disclosed in the income statement does not show minority interest. Earnings per share continue to be calculated on the net income attributable solely to the equity holders of Tenaris.

(b) EBITDA equals operating income plus depreciation and amortization charges.


    These second quarter results reflect the strong positioning we have established as the leading supplier of seamless pipe products to the global energy industry and the current positive fundamentals for investment in oil and gas exploration and production. Net sales increased 20% sequentially over the result posted in the first quarter, due to an 11% increase in average selling prices for our seamless pipes and higher sales volumes of both seamless and welded pipes. Consolidated EBITDA and operating margins were maintained at the levels of the first quarter in spite of significant cost increases in our seamless business. Free cash flow (net cash provided by operations less capital expenditures) was a positive US$178.7 million but net debt increased by US$65.2 million to US$713.9 million following the payment of a dividend of US$199.5 million to shareholders and the payment of approximately US$70 million (equity plus debt) for the acquisition of a steel mill in Romania.

    Market Background and Outlook

    Global demand for seamless pipes continues to increase led by higher drilling activity in the oil and gas industry. The international count of active drilling rigs, as published by Baker Hughes, averaged 916 during the second quarter of 2005, an increase of 9% compared to the same quarter of the previous year, with significant increases shown in Venezuela and the Middle East. The increase over the first quarter of 2005 was 5%.
    Strong demand for our products, particularly the high-end pipes in which we increasingly specialize, helped our average selling price for seamless pipe products to record a further increase over the level recorded in the first quarter of 2005. We expect overall market conditions to remain favorable for the rest of the year.
    After the substantial increases in most of our steelmaking raw material costs in the second half of 2003 and in 2004, international prices for scrap steel, DRI and pig iron declined over the past few months though more recent increases suggest this downward trend may have run its course. On the other hand, many of our other costs, such as iron ore, energy and labor have been increasing. Lower international scrap and pig iron costs, if sustained, should help to offset any further increase in the costs of these other inputs during the second half.
    Demand for our welded pipe products is benefiting from gas pipeline projects in Brazil, where there are a number of gas pipeline projects under development as Petrobras seeks to build up the country's gas pipeline infrastructure, and in Argentina, where there are projects to increase capacity in and extend the existing gas pipeline infrastructure in order to meet growing gas consumption. We currently expect sales of our welded pipe products in the second half of 2005 to remain near the level of the first half.
    Assuming no major change in current conditions, we expect to maintain our operating margins, while our seamless sales volumes could be lower in the second half due to the effect of seasonal factors in the third quarter.


Analysis of 2005 Second Quarter Results

(metric tons)


Sales volume                    Q2 2005  Q2 2004  Increase/(Decrease)
--------------------           -------- -------- -------------------
North America                   233,000  194,000          20%
Europe                          165,000  170,000          (3%)
Middle East & Africa            127,000  125,000           2%
Far East & Oceania               99,000  103,000          (4%)
South America                   124,000   92,000          35%
Total seamless pipes            747,000  683,000           9%
Welded pipes                    158,000   85,000          86%
Total steel pipes               905,000  769,000          18%


    Sales volume of seamless pipes increased by 9% to 747,000 tons in the second quarter of 2005 from 683,000 tons in the same period of 2004. This includes 28,000 tons produced by Silcotub. Sales volumes showed notable increases in North America, where there were higher sales of OCTG produced at our Canadian mill, higher sales to process and power plant customers in the USA and increased demand from Pemex in Mexico, and in South America, where there was higher drilling activity in Venezuela and higher sales in Argentina. Sales in Europe declined reflecting industrial weakness in Italy and lower sales to process and power plant customers and North Sea pipeline projects.
    Sales volumes of welded pipes increased by 86% to 158,000 tons in the second quarter of 2005 from 85,000 tons in the same period of 2004. The increase in sales was due to a strong recovery in demand for welded pipes for gas pipeline projects in Brazil and Argentina.


(US$ million)

Net sales                        Q2 2005  Q2 2004 Increase/(Decrease)
--------------                  -------- ------- -------------------
Seamless pipes                   1,307.9   797.9          64%
Welded pipes                       255.4    89.8         184%
Energy                             112.2    92.8          21%
Others                              68.8    16.3         322%
Total                            1,744.3   996.8          75%


    Net sales in the quarter ended June 30, 2005 increased 75% to US$1,744.3 million, compared to US$996.8 million in the corresponding quarter of 2004. Net sales of seamless pipes rose by 64%, due to higher average selling prices and higher sales volumes. Net sales of welded pipes, which included US$12 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the second quarter of 2005 and US$16 million of such sales in the second quarter of 2004, rose by 184% due to higher sales volume and higher selling prices. Net sales of energy rose by 21% due to higher sales of natural gas and a higher average value of the Euro against the U.S. dollar. Net sales of other goods and services increased 322% due to sales of pre-reduced hot briquetted iron from the plant in Venezuela that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.


(percentage of net sales)

Cost of sales                                 Q2 2005   Q2 2004
--------------                                -------   -------
Seamless pipes                                   55%       65%
Welded pipes                                     67%       70%
Energy                                           99%       97%
Others                                           61%       54%
Total                                            60%       68%


    Cost of sales, expressed as a percentage of net sales, decreased to 60% in the second quarter of 2005, compared to 68% in the same period of 2004 due to a higher gross margin on our sales of seamless pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 55% in the second quarter of 2005 compared to 65% in the same period of 2004 as higher average selling prices offset increased raw material costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 67% in the second quarter of 2005 compared to 70% in the same quarter of 2004 as higher average selling prices and volume-related efficiencies offset increased raw material prices.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.2% in the quarter ended June 30, 2005 compared to 16.8% in the corresponding quarter of 2004 but rose in absolute terms to US$212.5 million compared to US$167.5 million.
    Net financial expenses rose to US$42.6 million in the second quarter of 2005, compared to net financial expenses of US$3.9 million in the same period of 2004. Net interest expenses increased to US$11.5 million compared to US$6.7 million, reflecting increases in interest rates and higher interest costs associated with a higher proportion of long-term debt as a percentage of total debt. Tenaris recorded a loss of US$32.7 million on net foreign exchange transactions and the fair value of derivative instruments in the second quarter of 2005, compared to a gain of US$2.5 million in the corresponding quarter of 2004. A net loss of US$18.4 million was recorded on the fair value of derivatives due principally to the effect on the application of our currency hedging policy of the depreciation of the Japanese Yen and the Euro and appreciation of the Brazilian real against the U.S. dollar. Net foreign exchange transaction losses totaled US$14.3 million primarily from intercompany transactions that are not eliminated in consolidation in accordance with applicable IFRS and which are partially offset by changes in our net equity position. These included losses due to the effect of the appreciation of the Mexican peso on a positive U.S. dollar position at our Mexican subsidiaries, and to the effect of the depreciation of the Euro on a negative U.S. dollar position at our Euro-zone subsidiaries.
    Equity in earnings of associated companies generated a gain of US$38.3 million in the second quarter of 2005, compared to a gain of US$40.1 million in the second quarter of 2004. These gains were incurred mainly in respect of our equity investment in Sidor.
    Income tax charges rose to US$144.6 million in the second quarter of 2005, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to US$60.9 million, or 41% of income before equity in earnings of associated companies and income tax, in the corresponding quarter of 2004.
    Income attributable to minority interest rose to US$28.2 million in the second quarter of 2005, compared to US$1.7 million in the corresponding quarter of 2004 reflecting an improvement in operating and financial results at our Confab and NKKTubes subsidiaries.

    Cash Flow and Liquidity

    Net cash provided by operations during the second quarter of 2005 was US$263.0 million (US$445.7 million during the first half). Working capital increased by US$124.2 million (US$334.1 million during the first half), due to a decrease in customer advances of US$80.5 million and a net increase in trade receivables less trade payables of US$47.1 million. The decrease in customer advances reversed an increase of similar magnitude in the first quarter and reflects activity in our welded pipe business. The increase of US$120.2 million in inventories recorded in the first half occurred mainly in the first quarter.
    Net cash used in investment activities during the second quarter was US$71.9 million. This includes US$84.3 million used for capital expenditures, US$47.9 million used in acquisitions and US$21.6 million provided by distributions on our investment in Sidor. A dividend of US$199.5 million was paid to Tenaris shareholders and a further US$2.7 million was paid by Tenaris subsidiaries to minority interests.
    In the year to date, total financial debt has decreased by US$94.8 million to US$1,164.5 million at June 30, 2005 from US$1,259.3 million at December 31, 2004. Net financial debt decreased by US$114.2 million to US$713.9 million at June 30, 2005.

    Analysis of First Half Results

    Results for the six months period ended June 30, 2005 with comparison to the results for the corresponding period of 2004.
    Net income attributable to equity holders in the company during the first half of 2005 was US$577.7 million, or US$0.489 per share (US$4.89 per ADS), or 18% of net sales, which compares with net income attributable to equity holders in the company during the first half of 2004 of US$175.7 million, or US$0.149 per share (US$1.49 per ADS), or 9% of net sales. Operating income was US$896.3 million, or 28% of net sales, compared to US$256.3 million, or 14% of net sales. Operating income plus depreciation and amortization was US$1,000.0 million, or 31% of net sales, compared to US$358.1 million, or 19% of net sales.


(metric tons)

Sales volume                 1H 2005    1H 2004   Increase/(Decrease)
--------------------        ---------- ---------- -------------------
North America                 453,000    351,000          29%
Europe                        344,000    339,000           1%
Middle East & Africa          228,000    207,000          10%
Far East & Oceania            200,000    216,000          (7%)
South America                 225,000    188,000          20%
Total seamless pipes        1,450,000  1,301,000          11%
Welded pipes                  267,000    155,000          72%
Total steel pipes           1,717,000  1,456,000          18%

(US$ million)

Net sales                       1H 2005  1H 2004  Increase/(Decrease)
--------------                  -------- -------- -------------------
Seamless pipes                  2,413.1  1,472.5          64%
Welded pipes                      415.9    156.2         166%
Energy                            256.2    196.7          30%
Others                            112.1     30.8         264%
Total                           3,197.2  1,856.2          72%


    Net sales in the six months ended June 30, 2005 increased 72% to US$3,197.2 million, compared to US$1,856.2 million in the corresponding period of 2004. Net sales of seamless pipes rose by 64% due to higher average selling prices and higher sales volume reflecting strong market demand. Net sales of welded pipes, which included US$29 million in sales of metal structures made by our Brazilian welded pipe subsidiary in the first half of 2005 and US$33 million of such sales in the first half of 2004, increased 166% due to higher sales volumes reflecting increased demand from gas pipeline projects in Brazil and Argentina and higher average selling prices. Net sales of electricity and natural gas by Dalmine Energie increased by 30% reflecting higher sales of natural gas and the higher average value of the Euro against the U.S. dollar. Net sales of other goods and services increased 264% due to sales of pre-reduced hot briquetted iron from the plant that we acquired in July 2004 and higher sales of sucker rods used in oil extraction.


(percentage of net sales)

Cost of sales                         1H 2005    1H 2004
--------------                        -------    -------
Seamless pipes                           55%       66%
Welded pipes                             66%       74%
Energy                                   97%       97%
Others                                   59%       59%
Total                                    60%       70%


    Cost of sales, expressed as a percentage of net sales, decreased to 60% in the first half of 2005, compared to 70% in the same period of 2004 due to higher gross margins on our sale of seamless and welded pipe products. Cost of sales for seamless pipe products, expressed as a percentage of net sales, decreased to 55% in the first half of 2005 compared to 66% in the same period of 2004 as higher average selling prices and volume-related efficiencies offset increased raw material costs. Cost of sales for welded pipe products, expressed as a percentage of net sales, decreased to 66% in the first half of 2005, compared to 74% in the same period of 2004, as higher average selling prices and volume-related efficiencies offset increased raw material prices.
    Selling, general and administrative expenses, or SG&A, declined as a percentage of net sales to 12.4 % in the six months ended June 30, 2005 compared to 16.6% in the corresponding period of 2004 but rose in absolute terms to US$397.6 million compared to US$307.4 million.
    Net financial expenses totalled US$84.5 million in the first half of 2005, compared to net financial expenses of US$19.3 million in the same period of 2004. Net interest expenses increased to US$21.0 million compared to US$12.3 million, reflecting increases in interest rates and higher interest costs associated with a higher proportion of long-term debt as a percentage of total debt. Tenaris recorded a loss of US$66.6 million on net foreign exchange transactions and the fair value of derivative instruments in the first half of 2005, compared to a loss of US$12.7 million in the first half of 2004.
    Equity in earnings of associated companies generated a gain of US$68.4 million in the first half of 2005, compared to a gain of US$39.7 million in the first half of 2004. These gains were incurred mainly in respect of our equity investment in Sidor.
    Income tax charges of US$258.7 million were recorded during the first half of 2005, equivalent to 32% of income before equity in earnings of associated companies and income tax, compared to income tax provisions of US$100.0 million, equivalent to 42% of income before equity in earnings of associated companies and income tax, during the corresponding period of 2004.
    Income attributable to minority interest rose to US$43.9 million in the first half of 2005, compared to US$1.0 million in the first half of 2004 reflecting an improvement in operating and financial results at our Confab and NKKTubes subsidiaries.

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil prices and their impact on investment programs by oil companies.


Consolidated Income Statement

(all amounts in
 thousands of U.S.
 dollars, unless         Three-month period      Six-month period
 otherwise stated)          ended June 30,         ended June 30,
                        --------------------- -----------------------
                           2005       2004       2005        2004
                        ----------- --------- ----------- -----------
                                         (Unaudited)
Net sales                1,744,311   996,849   3,197,238   1,856,195
Cost of sales           (1,043,774) (677,655) (1,908,902) (1,298,112)
                        ----------- --------- ----------- -----------
Gross profit               700,537   319,194   1,288,336     558,083
Selling, general and
 administrative
 expenses                 (212,510) (167,547)   (397,593)   (307,365)
Other operating income
 (expense), net              2,602     2,065       5,569       5,565
                        ----------- --------- ----------- -----------
Operating income           490,629   153,712     896,312     256,283
Financial income
 (expense), net            (42,643)   (3,885)    (84,450)    (19,323)
                        ----------- --------- ----------- -----------
Income before equity in
 earnings (losses) of
 associated companies
 and income tax            447,986   149,827     811,862     236,960
Equity in earnings
 (losses) of associated
 companies                  38,279    40,130      68,442      39,669
                        ----------- --------- ----------- -----------
Income before income
 tax                       486,265   189,957     880,304     276,629
Income tax                (144,645)  (60,911)   (258,714)    (99,980)
                        ----------- --------- ----------- -----------
Income for the
 period(c)                 341,620   129,046     621,590     176,649
                        =========== ========= =========== ===========

 Attributable to(c):
Equity holders of the
 Company                   313,456   127,314     577,690     175,682
Minority interest           28,164     1,732      43,900         967
                        ----------- --------- ----------- -----------
                           341,620   129,046     621,590     176,649
                        =========== ========= =========== ===========

(c) Prior to December 31, 2004 minority interest was shown in the income statement before net income, as required by International Financial Reporting Standards in effect. For periods beginning on or after January 1, 2005, IAS 1 (revised) requires that income for the period as shown on the income statement not exclude minority interest. Earnings per share, however, continue to be calculated on the basis of net income attributable solely to the equity holders of the Company.


Consolidated Balance Sheet

(all amounts in thousands
  of U.S. dollars)          At June 30, 2005     At December 31, 2004
                         ----------------------  --------------------
                               (Unaudited)
ASSETS
Non-current assets
  Property, plant and
   equipment, net          2,209,065              2,164,601
  Intangible assets, net     161,607                 49,211
  Investments in
   associated companies      224,685                 99,451
  Other investments           25,225                 24,395
  Deferred tax assets        171,900                161,173
  Receivables                 35,317  2,827,799     151,365  2,650,196
                           ----------             ----------

Current assets
  Inventories              1,389,631              1,269,470
  Receivables and
   prepayments               167,647                279,450
  Current tax assets          95,911                 94,996
  Trade receivables        1,258,981                936,931
  Other investments            5,000                119,666
  Cash and cash
   equivalents               450,586  3,367,756     311,579  3,012,092
                           ---------- ---------   ---------- ---------

Total assets                          6,195,555              5,662,288

EQUITY
Capital and reserves
 attributable to the
 Company's equity holders
  Share capital            1,180,537              1,180,537
  Legal reserves             118,054                118,054
  Share premium              609,733                609,733
  Other distributable
   reserve                        --                     82
  Currency translation
   adjustments               (51,622)               (30,020)
  Retained earnings        1,106,574  2,963,276     617,538  2,495,924
                           ----------             ----------

Minority interest                       217,880                165,271
                                      ---------              ---------
Total equity                          3,181,156              2,661,195
                                      ---------              ---------


LIABILITIES
Non-current liabilities
  Borrowings                 682,551                420,751
  Deferred tax liabilities   362,331                371,975
  Other liabilities          164,599                172,442
  Provisions                  41,469                 31,776
  Trade payables               3,963  1,254,913       4,303  1,001,247
                            --------                --------

Current liabilities
  Borrowings                 481,972              838,591
  Current tax liabilities    262,302              222,735
  Other liabilities          180,867              194,945
  Provisions                  30,307               42,636
  Customers advances         109,427              108,847
  Trade payables             694,611  1,759,486   592,092    1,999,846
                            --------  ---------   --------   ---------

Total liabilities                     3,014,399              3,001,093

Total equity
 and liabilities                      6,195,555              5,662,288



Consolidated Cash Flow Statement

                              Three-month period   Six-month period
                                 ended June 30,      ended June 30,
                              ------------------- -------------------
(all amounts in thousands
 of U.S. dollars)               2005      2004      2005      2004
                              --------- --------- --------- ---------
                                  (Unaudited)         (Unaudited)
Cash flows from operating
 activities
Income for the period          341,620   129,046   621,590   176,649
Adjustments for:
 Depreciation and
  amortization                  51,766    48,005   103,743   101,829
 Income tax accruals less
  payments                      (1,722)   18,430    35,756     8,110
 Equity in (earnings) losses
  of associated companies      (38,279)  (40,130)  (68,442)  (39,669)
 Interest accruals less
  payments, net                  3,866     1,442     6,210     2,993
Changes in provisions            1,649       106    (2,636)     (962)
Proceeds from Fintecna
 arbitration award net
 of BHP settlement                  --    55,090    66,594        --
Changes in working capital    (124,228) (191,130) (334,106) (311,021)
Currency translation
 adjustment and others          28,323   (14,250)   16,979   (20,829)
                              ========= ========= ========= =========
Net cash provided by (used
 in) operating activities      262,995     6,609   445,688   (82,900)
                              ========= ========= ========= =========

Cash flows from investing
 activities
Capital expenditures           (84,318)  (42,871) (131,634)  (82,783)
Capital increase and
 acquisitions of subsidiaries
 and associated companies      (47,892)     (379)  (47,930)     (188)
Cost of disposition of
 property, plant and
 equipment and intangible
 assets                          1,448     2,450     2,890     8,969
Dividends and distributions
 received from associated
 companies                      21,598    16,802    41,118    16,802
Changes in restricted bank
 deposits                       37,314        --     9,634        --
Reimbursement from trust
 funds                              --        --   119,666        --
                              ========= ========= ========= =========
Net cash used in investing
 activities                    (71,850)  (23,998)   (6,256)  (57,200)
                              ========= ========= ========= =========


Cash flows from financing
 activities
Dividends paid                (199,511) (135,053) (199,511) (135,053)
Dividends paid to minority
 interest in subsidiaries       (2,730)      (23)   (2,730)      (23)
Proceeds from borrowings       247,494   209,405   645,763   341,471
Repayments of borrowings      (217,825)  (10,053) (734,247)  (51,720)
                              ========= ========= ========= =========
Net cash (used in)  provided
 by financing activities      (172,572)   64,276  (290,725)  154,675
                              ========= ========= ========= =========
Increase in cash and cash
 equivalents                    18,573    46,887   148,707    14,575


Movement in cash and cash
 equivalents
At beginning of the period     423,660   205,340   293,824   238,030
Effect of exchange rate
 changes                       (11,949)    3,078   (12,247)    2,700
Increase in cash and cash
 equivalents                    18,573    46,887   148,707    14,575

At June 30                     430,284   255,305   430,284   255,305


Cash and cash equivalents             At June 30       At June 30
-------------------------         ----------------- -----------------
                                     2005     2004     2005     2004

Cash and bank deposits            450,586  268,969  450,586  268,969
Bank overdrafts                   (16,436) (13,664) (16,436) (13,664)
Restricted bank deposits           (3,866)      --   (3,866)      --

                                  430,284  255,305  430,284  255,305


    CONTACT: Tenaris S.A.
             Nigel Worsnop, 888-300-5432
             www.tenaris.com

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: August 5, 2005



                                  Tenaris, S.A.




By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary